P.E. 2/11/02

02016087

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

China Enterprises Limited Subscription to
2002-02-11 15:11 (New York)

Ananda Wing on Travel (Holdings) Limited

HONG KONG, Feb. 11 /PRNewswire-FirstCall/ -- China Enterprises Limited (NYSE: CSH) announces that on February 1, 2002, the Company, through its wholly-owned subsidiary, Million Good Limited, agreed to subscribe (the "Subscription") for 4,800,000,000 new ordinary shares of Ananda Wing On Trave
l
(Holdings) Limited for an aggregate subscription price of HK$129,600,000. Ananda is a Hong Kong-based travel company, whose ordinary shares are listed on the Hong Kong Stock Exchange (HKSE stock code: 1189). Following the issuance of shares to Million Good, China Enterprises, through Million Good, will own approximately 34.6% of the outstanding share capital of Ananda.

As part of the transaction, China Enterprises agreed to purchase a two-year convertible note (the "Note") to be issued by Ananda in the principa
l
amount of HK$120,000,000. The Note will bear interest at the rate of 2% per annum payable semi-annually in arrears. China Enterprises may convert the Note into ordinary shares of Ananda at a rate per share equal to HK$0.032, subject to adjustments, at any time prior to the Note's maturity date, which will be two years from the date the Note is issued.

In addition, Hutchison International Limited, Capital Strategic Investmen
t
Limited and Sinolink Worldwide Holdings Limited each also agreed to acquire similar two-year convertible notes issued by Ananda in the principal amounts of HK$150,000,000, HK$50,000,000 and HK$50,000,000, respectively.

Following the issuance of the shares and assuming full conversion of all four of the notes and no further issuances of shares by Ananda other than pursuant to the transactions referred to in this press release, China Enterprises and Million Good would collectively own approximately 33.6% of th
e
outstanding shares of Ananda, and Hutchison, Capital Strategic and Sinolink Worldwide would own approximately, 18.5%, 6.1% and 6.1%, respectively, of the

outstanding share capital of Ananda.

Ananda is one of the major leading operators in the travel industry of Hong Kong and Southeast Asia. It mainly provides package tours, travel, transportation and other related services.

China Enterprises believes the investment in Ananda is a positive step in

diversifying the company's business. The Company expects the travel industry

in the People's Republic of China to expand after the PRC's accession to the World Trade Organization.

Completion of the Subscription is conditional upon, amongst other things, Million Good receiving from the Securities and Futures Commission in Hong Kong, a waiver (the "Waiver") of the obligation to make a general offer to al l of the shareholders of Ananda under The Hong Kong Code on Takeovers and Mergers; the terms of the Subscription, Note and Waiver being approved by Ananda's shareholders at a general meeting; The Stock Exchange of Hong Kong Limited agreeing to grant a listing of the shares under the Subscription as well as the shares issuable upon the conversion of the Note; and all necessar y approvals required from the relevant governmental authorities in Hong Kong, Bermuda and the United States. China Enterprises' obligations under the Note will be conditional upon, amongst others things, the Subscription becoming unconditional.

Completion of the Subscription will take place on the third business day after fulfillment or waiver of the conditions under the subscription agreement. In the event that any of the conditions set out in the subscription agreement is not fulfilled or waived by Million Good by March 31 , 2002, the subscription agreement will lapse.

For more information, please contact:

Hong Kong
China Enterprises Limited
Tel: (852) 2372 0130
Fax: (852) 2810 6982

New York
Citigate Dewe Rogerson Inc.
Tel: (212) 688 6840
Fax: (212) 838 3393

SOURCE China Enterprises Limited
-0- 02/11/2002

/CONTACT: Hong Kong - China Enterprises Limited, +1-852-2372-0130, fax - +1-852-2810-6982; or New York - Citigate, Dewe Rogerson Inc., +1-212-688-6840 , fax - +1-212-838-3393/
/Web site: http://www.dewerogerson.com/

(CSH)

CO: China Enterprises Limited; Million Good Limited; Ananda Wing On Travel (Holdings) Limited
ST: China
IN: TRA FIN
SU:

-0- Feb/11/2002 20:11 GMT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

MILLION GOOD LIMITED
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

SUBSCRIPTION OF NEW SHARES IN THE COMPANY BY MILLION GOOD LIMITED, ISSUE OF CONVERTIBLE NOTES BY THE COMPANY AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

On 1st February, 2002, the Company entered into the Subscription Agreement with Million Good in relation to the subscription of the Subscription Shares at an issue price of HK$0.027 per Subscription Share at a total subscription price of HK$129,600,000. The issue price of HK$0.027 *per Subscription Share represents* a discount of about 38.6% to the *closing price* of HK$0.044 *per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended* pending the release of this announcement, and a discount of about 35.7% to the average closing price of approximately HK$0.042 per Share over the 10 trading days up to and including 28th January, 2002.

On 1st February, 2002, the Company also entered into the CN Agreements with HIL, CEL, CSIL and SWHL in relation to the issuance of the Convertible Notes by the Company to each of HIL, CEL, CSIL and SWHL or their respective nominees for a consideration of HK$150,000,000, HK$120,000,000, HK$50,000,000 and HK$50,000,000 respectively.

The total consideration for the Subscription Shares and the Convertible Notes amounts to HK$499,600,000. Completion is conditional upon the fulfilment or waiver by the relevant party of the conditions set out under the sections headed "Conditions of the Subscription Agreement" and "Conditions of the CN Agreements" below.

The Subscription Shares represent about 52.9% of the existing issued share capital of the Company and about 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares. Upon completion of the Subscription Agreement and assuming no further issue of Shares other than those as mentioned herein, Million Good or its nominee will be interested in an aggregate of 4,800,000,000 Shares, representing about 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares. Further, upon full conversion of the CEL Convertible Note, and taking into account the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes, Million Good, CEL or their respective nominees will be interested in an aggregate of 8,550,000,000 Shares, representing about 33.6% of the issued share capital of the Company as enlarged by the Subscription Shares and Shares to be issued upon full conversion of the Convertible Notes.

Under Rule 26 of the Takeovers Code, upon completion of the Subscription Agreement and upon exercise of the conversion rights attaching to the CEL Convertible Note, Million Good, CEL and their Concert Parties (who may include some or all of the CN Subscribers, an issue which is under the Executive's review) would be obliged to make a mandatory unconditional general offer for all the issued Shares not already owned or agreed to be acquired by Million Good and its Concert Parties. An application will be made by Million Good and its Concert Parties to the Executive for the Whitewash Waiver. The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement, the CN Agreement with CEL and CN Agreement with HIL is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive. If the condition of granting the Whitewash Waiver by the Executive is not fulfilled, the Subscription Agreement will lapse. If the condition of granting the Whitewash Waiver is not fulfilled or waived by CEL and/or HIL (as applicable), the CN Agreement with CEL and/or the CN Agreement with HIL will lapse.

Trading in the securities of the Company on the Stock Exchange was suspended at the request of the Company with effect from 10:00 a.m. on 29th January, 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the securities of the Company with effect from 10:00 a.m. on 11th February, 2002.

THE SUBSCRIPTION AGREEMENT

Date

1st February, 2002

Parties

The Company
Million Good
Chan Yeuk Wai (who has agreed to give certain covenants and warranties)
CEL (who has agreed to guarantee the obligations of Million Good)

Each of CEL and Million Good is independent of and not connected with any of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates.

The Subscription Shares

Pursuant to the Subscription Agreement, an aggregate of 4,800,000,000 new Shares, representing approximately 52.9% of the existing issued share capital of the Company and approximately 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares, will be issued and allotted to Million Good or its nominee.

The Subscription Shares, when fully paid, will rank pari passu in all respects with all Shares in issue or to be issued on or prior to the date of Completion.

Subscription price

The subscription price for the Subscription Shares shall be HK$0.027 per Subscription Share and the aggregate subscription price payable to the Company by Million Good for the Subscription Shares shall be HK$129,600,000. The subscription price per Subscription Share represents:

- a discount of about 38.6% to the closing price of HK$0.044 per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended pending the release of this announcement;
- a discount of about 35.7% to the average closing price of approximately HK$0.042 per Share over the 10 trading days up to and including 28th January, 2002; and
- a discount of about 82.0% to the audited consolidated net tangible asset value per Share of about HK$0.15 as at 31st March, 2001.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the following conditions being fulfilled (or waived by Million Good as provided below):

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any temporary suspension not exceeding 10 consecutive trading days (or such longer period as Million Good may reasonably accept in writing) or any temporary suspension in connection with the clearance by the Stock Exchange and the SFC of the announcement in relation to the Subscription Agreement;

(b) no indication being received on or before Completion from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of Completion or in connection with the terms of the Subscription Agreement or the issue of the CEL Convertible Note;

(ii) the CN Agreements with each of CEL, CSIL and SWHL becoming unconditional;

(iii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to *which the Company and HIL have no reasonable objection) listing of and permission to deal in the Shares to be issued* upon the conversion of the HIL Convertible Note;

(iv) the shareholders of the Company having approved the increase in the authorised share capital of the Company, the transactions contemplated in the CN Agreement with HIL and the issue of the HIL Convertible Note and the Shares to be issued upon conversion of the HIL Convertible Note at a general meeting;

(v) if required, the Bermuda Monetary Authority having approved the issue of the HIL Convertible Note and the Shares to be issued upon the conversion of the HIL Convertible Note and the transferability of the HIL Convertible Note and the Shares to be issued upon the conversion of the HIL Convertible Note; and

(vi) the Executive granting the Whitewash Waiver.

If the conditions are not fulfilled or waived by HIL (other than conditions (iii), (iv) and (v) above) on or before 31st March, 2002 (or such later date as may be agreed between the Company and HIL), the CN Agreement with HIL shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

2. CEL

Under the CN Agreement with CEL, the Company will issue the CEL Convertible Note to CEL or its nominee for a consideration of HK$120,000,000. The holder of the CEL Convertible Note has the right to convert the CEL Convertible Note into new Shares during a period of two years from the date of issue of the CEL Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the CEL Convertible Note, 3,750,000,000 Shares will be issued, which represent approximately 41.3% of the existing issued share capital of the Company and approximately 14.7% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of all the Convertible Notes issued under the CN Agreements.

CEL is incorporated in Bermuda with limited liability and the shares of which are listed on the New York Stock Exchange, Inc. and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by China Strategic Holdings Limited. CEL is principally engaged in the manufacturing and sale of tires in the PRC and other countries.

A summary of the terms of the Convertible Notes are set out in the section titled "Principal terms of the CN Agreements" below.

Conditions

The CN Agreement with CEL is conditional upon, among others:

(i) the Subscription Agreement becoming unconditional;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and CEL have no reasonable objection) listing of and permission to deal in the Shares to be issued upon the conversion of the CEL Convertible Note;

(iii) *the shareholders of the Company having approved the increase in the authorised share capital of the Company,* the transactions contemplated in the CN Agreement with CEL and the issue of the CEL Convertible Note and the Shares to be issued upon conversion of the CEL Convertible Note at a general meeting;

(iv) if required, the Bermuda Monetary Authority having approved the issue of the CEL Convertible Note and the Shares to be issued upon the conversion of the CEL Convertible Note and the transferability of the CEL Convertible Note and the Shares to be issued upon the conversion of the CEL Convertible Note; and

Parties

The Company
Million Good
Chan Yeuk Wai (who has agreed to give certain covenants and warranties)
CEL (who has agreed to guarantee the obligations of Million Good)

Each of CEL and Million Good is independent of and not connected with any of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates.

The Subscription Shares

Pursuant to the Subscription Agreement, an aggregate of 4,800,000,000 new Shares, representing approximately 52.9% of the existing issued share capital of the Company and approximately 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares, will be issued and allotted to Million Good or its nominee.

The Subscription Shares, when fully paid, will rank pari passu in all respects with all Shares in issue or to be issued on or prior to the date of Completion.

Subscription price

The subscription price for the Subscription Shares shall be HK$0.027 per Subscription Share and the aggregate subscription price payable to the Company by Million Good for the Subscription Shares shall be HK$129,600,000. The subscription price per Subscription Share represents:

- a discount of about 38.6% to the closing price of HK$0.044 per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended pending the release of this announcement;
- a discount of about 35.7% to the average closing price of approximately HK$0.042 per Share over the 10 trading days up to and including 28th January, 2002; and
- a discount of about 82.0% to the audited consolidated net tangible asset value per Share of about HK$0.15 as at 31st March, 2001.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the following conditions being fulfilled (or waived by Million Good as provided below):

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any temporary suspension not exceeding 10 consecutive trading days (or such longer period as Million Good may reasonably accept in writing) or any temporary suspension in connection with the clearance by the Stock Exchange and the SFC of the announcement in relation to the Subscription Agreement;

(b) no indication being received on or before Completion from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of Completion or in connection with the terms of the Subscription Agreement or the issue of the CEL Convertible Note;

(c) the Subscription Agreement and the transactions contemplated thereunder and the issue of the Subscription Shares, the CEL Convertible Note and the Shares to be issued upon conversion of the CEL Convertible Note, any appropriate increase in the authorised share capital of the Company and the Whitewash Waiver being approved by the shareholders of the Company in general meeting with such shareholders abstaining as may be required to abstain by law or pursuant to the Listing Rules and the Takeovers Code;

(d) the Stock Exchange agreeing to grant (subject to allotment) a listing of, and permission to deal in, the Subscription Shares and the Shares to be issued upon the conversion of the CEL Convertible Note (and such permission and listing not subsequently being revoked prior to the delivery of definitive Share certificate(s) representing the Subscription Shares);

(e) (if necessary) the approval of the Bermuda Monetary Authority in respect of the issue of the Subscription Shares, the CEL Convertible Note and the Shares upon exercise of the conversion rights under the CEL Convertible Note and the subsequent free transferability of such securities of the Company;

(f) the Executive granting the Whitewash Waiver;

(g) Million Good notifying the Company or the Company's solicitors in writing that it is satisfied with the due diligence review under the Subscription Agreement; and

(h) all necessary approvals from the relevant governmental or regulatory authorities in Hong Kong, Bermuda and the United States of America required for the transactions contemplated herein having been obtained and all filings having been made and waiting periods having expired or been terminated in connection with the transactions under the Subscription Agreement and the issue of the CEL Convertible Note.

Million Good may, in its absolute discretion at any time, waive in writing any of the conditions precedent set out above (or any part thereof) (except items (c), (d), (e), (f) and (h) above) and such waiver may be made subject to such terms and conditions as are determined by Million Good in its discretion.

In the event that any of the conditions set out above (which have not previously been waived by Million Good subject to the terms of the Subscription Agreement) have not been fulfilled on or before 5:00 p.m. on the Conditions Date, then the Subscription Agreement shall lapse and be of no further effect and no party to the Subscription Agreement shall have any claim against or liability or obligation to other parties under the Subscription Agreement.

Completion

Completion will take place on the third business day after fulfillment or waiver (as the case may be) of the last of the conditions of the Subscription Agreement.

THE CN AGREEMENTS

On 1st February, 2002, the Company entered into four CN Agreements with the following parties:

1. **HIL**

Under the CN Agreement with HIL, the Company will issue the HIL Convertible Note to HIL or its nominee for a consideration of HK$150,000,000. The holder of the HIL Convertible Note has the right to convert the HIL Convertible Note into new Shares during a period of two years from the date of issue of the HIL Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the HIL Convertible Note, 4,687,500,000 Shares will be issued, which represent approximately 51.6% of the existing issued share capital of the Company and approximately 18.5% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of all the Convertible Notes under the CN Agreements.

HIL is a company incorporated in Hong Kong with limited liability. HIL is also a wholly-owned subsidiary of Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange.

A summary of the terms of the Convertible Notes are set out in the section titled "Principal terms of the CN Agreements" below.

Conditions

The CN Agreement with HIL is conditional upon, among others:

(i) the Subscription Agreement becoming unconditional;

upon the conversion of the HIL Convertible Note;

(iv) the shareholders of the Company having approved the increase in the authorised share capital of the Company, the transactions contemplated in the CN Agreement with HIL and the issue of the HIL Convertible Note and the Shares to be issued upon conversion of the HIL Convertible Note at a general meeting;

(v) if required, the Bermuda Monetary Authority having approved the issue of the HIL Convertible Note and the Shares to be issued upon the conversion of the HIL Convertible Note and the transferability of the HIL Convertible Note and the Shares to be issued upon the conversion of the HIL Convertible Note; and

(vi) the Executive granting the Whitewash Waiver.

If the conditions are not fulfilled or waived by HIL (other than conditions (iii), (iv) and (v) above) on or before 31st March, 2002 (or such later date as may be agreed between the Company and HIL), the CN Agreement with HIL shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

2. **CEL**

Under the CN Agreement with CEL, the Company will issue the CEL Convertible Note to CEL or its nominee for a consideration of HK$120,000,000. The holder of the CEL Convertible Note has the right to convert the CEL Convertible Note into new Shares during a period of two years from the date of issue of the CEL Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the CEL Convertible Note, 3,750,000,000 Shares will be issued, which represent approximately 41.3% of the existing issued share capital of the Company and approximately 14.7% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of all the Convertible Notes issued under the CN Agreements.

CEL is incorporated in Bermuda with limited liability and the shares of which are listed on the New York Stock Exchange, Inc. and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by China Strategic Holdings Limited. CEL is principally engaged in the manufacturing and sale of tires in the PRC and other countries.

A summary of the terms of the Convertible Notes are set out in the section titled "Principal terms of the CN Agreements" below.

Conditions

The CN Agreement with CEL is conditional upon, among others:

(i) the Subscription Agreement becoming unconditional;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and CEL have no reasonable objection) listing of and permission to deal in the Shares to be issued upon the conversion of the CEL Convertible Note;

(iii) the shareholders of the Company having approved the increase in the authorised share capital of the Company, the transactions contemplated in the CN Agreement with CEL and the issue of the CEL Convertible Note and the Shares to be issued upon conversion of the CEL Convertible Note at a general meeting;

(iv) if required, the Bermuda Monetary Authority having approved the issue of the CEL Convertible Note and the Shares to be issued upon the conversion of the CEL Convertible Note and the transferability of the CEL Convertible Note and the Shares to be issued upon the conversion of the CEL Convertible Note; and

(v) the Executive granting the Whitewash Waiver.

If the conditions are not fulfilled or waived by CEL (other than conditions (ii), (iii) and (iv) above) on or before 31st March, 2002 (or such later date as may be agreed between the Company and CEL), the CN Agreement with CEL shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

3. **CSIL**

Under the CN Agreement with CSIL, the Company will issue the CSIL Convertible Note to CSIL or its nominee for a consideration of HK$50,000,000. The holder of the CSIL Convertible Note has the right to convert the CSIL Convertible Note into new Shares during a period of two years from the date of issue of the CSIL Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the CSIL Convertible Note, 1,562,500,000 Shares will be issued, which represent approximately 17.2% of the existing issued share capital of the Company and approximately 6.1% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of all the Convertible Notes issued under the CN Agreements.

CSIL is incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange.

A summary of the terms of the Convertible Notes are set out in the section titled "Principal terms of the CN Agreements" below.

Conditions

The CN Agreement with CSIL is conditional upon, among others:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and CSIL have no reasonable objection) listing of and permission to deal in the Shares to be issued upon the conversion of the CSIL Convertible Note;

(ii) the shareholders of the Company having approved the increase in the authorised share capital of the Company, the transactions contemplated in the CN Agreement with CSIL and the issue of the CSIL Convertible Note and the Shares to be issued upon conversion of the CSIL Convertible Note at a general meeting;

(iii) if required, the Bermuda Monetary Authority having approved the issue of the CSIL Convertible Note and the Shares to be issued upon the conversion of the CSIL Convertible Note and the transferability of the CSIL Convertible Note and the Shares to be issued upon the conversion of the CSIL Convertible Note; and

(iv) CSIL notifying the Company in writing that it is satisfied with the due diligence review on the Group.

If the conditions are not fulfilled or waived by CSIL (other than conditions (i) to (iii) above) on or before 31st March, 2002 (or such later date as may be agreed between the Company and CSIL), the CN Agreement with CSIL shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

4. **SWHL**

Under the CN Agreement with SWHL, the Company will issue the SWHL Convertible Note to SWHL or its nominee for a consideration of HK$50,000,000. The holder of the SWHL Convertible Note has the right to convert the SWHL Convertible Note into new Shares during a period of two years from the date of issue of the SWHL Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the SWHL Convertible Note, 1,562,500,000 Shares will be issued, which represent approximately 17.2% of the existing issued share capital of the Company and approximately 6.1% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of all the Convertible Notes issued under the CN Agreements.

SWHL is incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange.

A summary of the terms of the Convertible Notes are set out in the section titled "Principal terms of the CN Agreements" below.

Conditions

The CN Agreement with SWHL is conditional upon, among others:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and SWHL have no reasonable objection) listing of and permission to deal in the Shares to be issued upon the conversion of the SWHL Convertible Note;

(ii) the shareholders of the Company having approved the increase in the authorised share capital of the Company, the transactions contemplated in the CN Agreement with SWHL and the issue of the SWHL Convertible Note and the Shares to be issued upon conversion of the SWHL Convertible Note at a general meeting;

(iii) if required, the Bermuda Monetary Authority having approved the issue of the SWHL Convertible Note and the Shares to be issued upon the conversion of the SWHL Convertible Note and the transferability of the SWHL Convertible Note and the Shares to be issued upon the conversion of the SWHL Convertible Note; and

(iv) SWHL notifying the Company in writing that it is satisfied with the due diligence review on the Group.

If the conditions are not fulfilled or waived by SWHL (other than conditions (i) to (iii) above) on or before 31st March, 2002 (or such later date as may be agreed between the Company and SWHL), the CN Agreement with SWHL shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

Each of HIL, CEL, CSIL and SWHL are independent of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates.

Principal terms of the CN Agreements:

Issuer:	The Company
Conversion price:	HK$0.032 per Share, subject to adjustments in accordance with the terms and conditions thereof
Interest:	2% per annum, payable semi-annually in arrears
Conversion right:	subject to the exercise of the right of redemption by the Company, the Convertible Notes may be converted in whole or in part (in an amount not less than HK$250,000 at any one time), at any time from the date of issue of the Convertible Notes until maturity
Maturity:	the Company shall, unless the Convertible Notes have previously been converted, repay the outstanding principal amount of the Convertible Notes, together with accrued interest from the last interest payment date up to and including the date of repayment, on the second anniversary of the date of issue of the Convertible Notes
Transfer:	the Convertible Notes may not be assigned or transferred to a connected person (as defined in the Listing Rules) of the Company
Listing:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of Shares falling to be issued on exercise of the conversion rights attaching to the Convertible Notes. Such Shares, when fully paid, will rank pari passu in all respects with all Shares in issue or to be issued.

The initial conversion price of HK$0.032 per Share represents a discount of about 27.3% to the closing price of HK$0.044 per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended pending the release of this announcement, and a discount of about 23.8% to the average closing price of approximately HK$0.042 per Share over the 10 trading days up to and including 28th January, 2002.

Upon full conversion of all the Convertible Notes issued under the CN Agreements, a total of 11,562,500,000 Shares will be issued at an initial conversion price of HK$0.032 per Share, subject to adjustments, which represent approximately 127.3% of the existing issued share capital of the Company and approximately 45.4% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes.

REASONS FOR THE SUBSCRIPTIONS AND USE OF PROCEEDS

As referred to in the interim report of the Company for the six-month period ended 30th September, 2001, the Company is experiencing a decline in turnover and overall profit as compared with the corresponding period of the prior year. This is mainly caused by the keen competition in the industry, the sluggish Hong Kong economy and the impact of the "911 Event" on the tourism industry. Such operating environment has adversely affected the working capital position of the Group. The directors of the Company consider that the Subscriptions could strengthen the working capital of the Group and believe that the Subscriptions would put the Group in a better position to encounter the challenge of the existing operating environment. In addition, the shareholder base of the Company would also be broadened should holders of the Convertible Notes exercise the conversion rights attaching to the Convertible Notes.

As at 31st December, 2001, the total indebtedness of the Group comprising bank borrowings, amounts due to trade creditors and other loans amounted to approximately HK$392 million.

The gross proceeds from the Subscriptions are estimated to amount to about HK$499.6 million. It is intended that approximately HK$100 million of the gross proceeds from the Subscriptions will be used to repay part of the debt, and the balance will be used principally for additional working capital and future expansion of the Group.

TAKEOVERS CODE IMPLICATION FOR MILLION GOOD

Upon completion of the Subscription Agreement, Million Good or its nominee will be interested in an aggregate of 4,800,000,000 Shares, representing about 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares. Further, upon full conversion of the CEL Convertible Note, and taking into account the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes, Million Good, CEL or their respective nominees will be interested in an aggregate of 8,550,000,000 Shares, representing about 33.6% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes by its holders. Upon full conversion of the CEL Convertible Note, and taking into account the Subscription Shares and the Shares to be issued upon full conversion of the CEL Convertible Note only, Million Good, CEL or their respective nominees will be interested in an aggregate of 8,550,000,000 Shares, representing about 48.5% of the issued share capital of the Company as enlarged by the Subscription Shares and Shares to be issued upon the conversion of the CEL Convertible Note.

Under the Takeovers Code, in the absence of the Whitewash Waiver, Million Good, CEL and their Concert Parties (who may include some or all of the CN Subscribers, an issue which is under the Executive's review) would be obliged to make a mandatory general offer to acquire all the Shares other than those already owned by Million Good, CEL and their Concert Parties upon completion of the Subscription Agreement and upon exercise of the conversion rights attaching to the CEL Convertible Note.

An application will be made by Million Good and its Concert Parties to the Executive for the Whitewash Waiver, which, if granted, would normally be subject to the approval of the shareholders of the Company who are not involved or interested in the Subscription on a vote. The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement is conditional upon, inter alia, the granting of the Whitewash Waiver by the Executive. If the Whitewash Waiver is not obtained, the Subscription Agreement will lapse.

SHAREHOLDING STRUCTURE OF THE COMPANY

Set out below is a table showing the existing shareholding structure of the Company and its structure on Completion and upon conversion of the Convertible Notes.

Upon completion
of the Subscriptions

The directors of Million Good believe that with the PRC's accession to the WTO, the Group will have more business opportunity to operate and expand its core business in the PRC. The Group is negotiating with the relevant authorities to establish joint ventures and wholly owned subsidiaries to operate there. With the Company's comprehensive experience in the management of travel business and extensive travel networks, the Company is fully equipped to explore into the PRC market as well as to strengthen its presence in other strategic locations around the world.

Directors of the Company

The board of directors of the Company currently consists of six directors. It is the intention of Million Good to nominate four new directors to the board of directors of the Company upon completion of the Subscription Agreement. Subject to completion of the CN Agreement with HIL, HIL shall be entitled to nominate one director to the board of directors of the Company. As such, the board of directors of the Company would comprise up to 11 directors upon completion of the Subscription Agreement and the CN Agreement with HIL.

None of the existing directors of the Company are expected to resign by reason only of the Subscriptions. In addition, the directors of Million Good intend that there will be no material changes to the existing management and employees of the Company and its subsidiaries by reason only of the Subscriptions.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of the directors of the Company to maintain the listing of the Company on the Stock Exchange after Completion. CEL, the directors including the new directors of the Company and the directors of Million Good will jointly and severally undertake to the Stock Exchange that appropriate steps will be taken to ensure that sufficient public float exists for the Shares immediately following Completion or conversion of the Convertible Notes.

The Stock Exchange has stated that it will closely monitor trading in the Shares if less than 25% of the Shares are held by the public. If the Stock Exchange believes that:

- a false market exists or may exist in the Shares; or
- there are too few Shares in public hands to maintain an orderly market,

it will consider to exercise its discretion to suspend trading in the Shares.

The Stock Exchange will also closely monitor all future acquisitions or disposals of assets by the Company. The Stock Exchange has the discretion to require the Company to issue a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in the Company being treated as if it were a new listing applicant.

SUSPENSION AND RESUMPTION OF TRADING IN THE SECURITIES

Trading in the securities of the Company on the Stock Exchange was suspended at the request of the Company with effect from 10:00 a.m. on 29th January, 2002 pending release of this announcement. Application has been made by the Company for the resumption of trading in the securities of the Company with effect from 10:00 a.m. on 11th February, 2002.

GENERAL

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares to be issued under the Subscription Agreement and Shares to be issued on conversion of the Convertible Notes.

An independent committee of the board of directors of the Company will be appointed to consider the Subscription Agreement, the CN Agreements and the Whitewash Waiver. An independent financial adviser will be appointed to advise the independent committee of the board of directors of the Company regarding the Subscription Agreement, the CN Agreements and the Whitewash Waiver. Hounslow Limited, its Associates and parties acting in concert with any of them will abstain from voting on the resolutions to approve the Subscription Agreement, the CN Agreements and the Whitewash Waiver.

BNP Paribas Peregrine Capital Limited has been engaged as financial adviser to the Company regarding the Subscriptions.

International Capital Network Limited has been engaged as financial adviser to Million Good regarding the Subscriptions and to make the Whitewash Waiver application on behalf of Million Good and its Concert Parties.

A circular of the Company containing details of the Subscription Agreement, the CN Agreements, the Whitewash Waiver, the advice of the independent committee of the board of directors of the Company, the advice of the independent financial adviser to such committee and a notice of a special general meeting, will be sent to the shareholders of the Company as soon as practicable.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CN Agreements"	the four conditional agreements dated 1st February, 2002 and entered into between the Company and each of HIL, CEL, CSIL and SWHL, (together the "CN Subscribers") relating to the issuance of the Convertible Notes to HIL, CEL, CSIL, and SWHL or their respective nominees, subject to the terms and conditions contained therein
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the New York Stock Exchange, Inc. and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by China Strategic Holdings Limited
"CEL Convertible Note"	the convertible note to be issued by the Company to CEL or its nominee with a principal amount of HK$120,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Company"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Subscription Agreement and the CN Agreements
"Concert Party/Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"Conditions Date"	31st March, 2002 or such later date as the parties to the Subscription Agreement may agree in writing
"Convertible Notes"	the HIL Convertible Note, the CEL Convertible Note, the CSIL Convertible Note and the SWHL Convertible Note
"CSIL"	Capital Strategic Investment Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"CSIL Convertible Note"	the convertible note to be issued by the Company to CSIL or its nominee with a principal amount of HK$50,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HIL"	Hutchison International Limited, a company incorporated in Hong Kong with limited liability

Company consider that the Subscriptions would strengthen the working capital of the Group and believe that the Subscriptions would put the Group in a better position to encounter the challenge of the existing operating environment. In addition, the shareholder base of the Company would also be broadened should holders of the Convertible Notes exercise the conversion rights attaching to the Convertible Notes.

As at 31st December, 2001, the total indebtedness of the Group comprising bank borrowings, amounts due to trade creditors and other loans amounted to approximately HK$392 million.

The gross proceeds from the Subscriptions are estimated to amount to about HK$499.6 million. It is intended that approximately HK$100 million of the gross proceeds from the Subscriptions will be used to repay part of the debt, and the balance will be used principally for additional working capital and future expansion of the Group.

TAKEOVERS CODE IMPLICATION FOR MILLION GOOD

Upon completion of the Subscription Agreement, Million Good or its nominee will be interested in an aggregate of 4,800,000,000 Shares, representing about 34.6% of the issued share capital of the Company as enlarged by the Subscription Shares. Further, upon full conversion of the CEL Convertible Note, and taking into account the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes, Million Good, CEL or their respective nominees will be interested in an aggregate of 8,550,000,000 Shares, representing about 33.6% of the issued share capital of the Company as enlarged by the Subscription Shares and the Shares to be issued upon full conversion of the Convertible Notes by its holders. Upon full conversion of the CEL Convertible Note, and taking into account the Subscription Shares and the Shares to be issued upon full conversion of the CEL Convertible Note only, Million Good, CEL or their respective nominees will be interested in an aggregate of 8,550,000,000 Shares, representing about 48.5% of the issued share capital of the Company as enlarged by the Subscription Shares and Shares to be issued upon the conversion of the CEL Convertible Note.

Under the Takeovers Code, in the absence of the Whitewash Waiver, Million Good, CEL and their Concert Parties (who may include some or all of the CN Subscribers, an issue which is under the Executive's review) would be obliged to make a mandatory general offer to acquire all the Shares other than those already owned by Million Good, CEL and their Concert Parties upon completion of the Subscription Agreement and upon exercise of the conversion rights attaching to the CEL Convertible Note.

An application will be made by Million Good and its Concert Parties to the Executive for the Whitewash Waiver, which, if granted, would normally be subject to the approval of the shareholders of the Company who are not involved or interested in the Subscription on a vote. The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement is conditional upon, inter alia, the granting of the Whitewash Waiver by the Executive. If the Whitewash Waiver is not obtained, the Subscription Agreement will lapse.

SHAREHOLDING STRUCTURE OF THE COMPANY

Set out below is a table showing the existing shareholding structure of the Company and its structure on Completion and upon conversion of the Convertible Notes.

	Existing		Upon completion of the Subscriptions but before the conversion of the Convertible Notes		Upon completion of the Subscriptions and after the full conversion of the CEL Convertible Note and but before the conversion of the HIL Convertible Note, CSIL Convertible Note and SWHL Convertible Note		Upon completion of the Subscriptions and after the conversion of the Convertible Notes in full	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Hounslow Limited	4,817,564,440	53.0	4,817,564,440	34.7	4,817,564,440	27.3	4,817,564,440	18.9
HIL or its nominee	–	–	–	–	–	–	4,687,500,000	18.5
Million Good and CEL or its nominee	–	–	4,800,000,000	34.6	8,550,000,000	48.5	8,550,000,000	33.6
CSIL or its nominee	–	–	–	–	–	–	1,562,500,000	6.1
SWHL or its nominee	–	–	–	–	–	–	1,562,500,000	6.1
Public shareholders	4,263,753,330	47.0	4,263,753,330	30.7	4,263,753,330	24.2	4,263,753,330	16.8
	9,081,317,770	100.0	13,881,317,770	100.0	17,631,317,770	100.0	25,443,817,770	100.0

Note: Hounslow Limited is beneficially owned by Mr. Chan Yeuk Wai and Mr. Chan Yeuk Pun, both being executive directors of the Company, in equal shares.

INFORMATION ON THE GROUP

The Company is incorporated in Bermuda with limited liability and its Shares are listed on the Stock Exchange. The Company is an investment holding company and the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

The following table sets out a summary of the audited consolidated results of the Company for the two years ended 31st March, 2001 and the unaudited consolidated results of the Company for the six months ended 30th September, 2001:

	Audited For the year ended 31st March, 2000	Audited For the year ended 31st March, 2001	Unaudited For the 6 months ended 30th September, 2001
	HK$'million	*HK$'million*	*HK$'million*
Turnover	2,477.7	2,708.3	1,122.8
Profit / (loss) attributable to shareholders	11.1	82.7	(133.1)

As at 31st March, 2001, the audited consolidated net asset value of the Company was approximately HK$1,185.0 million or approximately 15.0 cents per Share.

INFORMATION ON MILLION GOOD

Million Good is incorporated in the British Virgin Islands with limited liability and is a wholly owned subsidiary of CEL, a company incorporated in Bermuda and the shares of which are listed on the New York Stock Exchange, Inc. CEL is owned as to 55.2% effective equity interest and 88.8% effective voting interest by China Strategic Holdings Limited, the securities of which are listed on the Stock Exchange. CEL is principally engaged in the manufacturing and sale of tires in the PRC and other countries.

Million Good has not carried on any business apart from those relating to the Subscriptions.

INTENTION ON THE GROUP

Business

Following completion of the Subscription Agreement, the Group will continue the existing business of providing package tours, travel, transportation and other related services. There is no plan for Million Good to inject any of the existing assets or businesses of its shareholders into the Group.

Million Good intends to retain the services of the existing management to continue to manage the core business of the Group. Million Good will team up with existing management to strengthen the existing business by streamlining the operations of the Group, enhancing the operation efficiency and expanding its distribution network.

A circular of the Company containing details of the Subscription Agreement, the CN Agreements, the Whitewash Waiver, the advice of the independent committee of the board of directors of the Company, the advice of the independent financial adviser to such committee and a notice of a special general meeting, will be sent to the shareholders of the Company as soon as practicable.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CN Agreements"	the four conditional agreements dated 1st February, 2002 and entered into between the Company and each of HIL, CEL, CSIL and SWHL, (together the "CN Subscribers") relating to the issuance of the Convertible Notes to HIL, CEL, CSIL, and SWHL or their respective nominees, subject to the terms and conditions contained therein
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the New York Stock Exchange, Inc. and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by China Strategic Holdings Limited
"CEL Convertible Note"	the convertible note to be issued by the Company to CEL or its nominee with a principal amount of HK$120,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Company"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Subscription Agreement and the CN Agreements
"Concert Party/Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"Conditions Date"	31st March, 2002 or such later date as the parties to the Subscription Agreement may agree in writing
"Convertible Notes"	the HIL Convertible Note, the CEL Convertible Note, the CSIL Convertible Note and the SWHL Convertible Note
"CSIL"	Capital Strategic Investment Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"CSIL Convertible Note"	the convertible note to be issued by the Company to CSIL or its nominee with a principal amount of HK$50,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HIL"	Hutchison International Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"HIL Convertible Note"	the convertible note to be issued by the Company to HIL or its nominee with a principal amount of HK$150,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Million Good"	Million Good Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of CEL
"PRC"	the People's Republic of China
"SFC"	Securities and Futures Commission
"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of the Company
"SWHL"	Sinolink Worldwide Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"SWHL Convertible Note"	the convertible note to be issued by the Company to SWHL or its nominee with a principal amount of HK$50,000,000, which entitles the holder thereof to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriptions"	the subscription of the Subscription Shares by Million Good under the terms of the Subscription Agreement and the issue of the Convertible Notes to HIL, CEL, CSIL and SWHL or their respective nominees under the terms of the CN Agreements
"Subscription Agreement"	the conditional subscription agreement dated 1st February, 2002 and entered into between, inter alia, the Company and Million Good relating to the subscription by Million Good for the Subscription Shares subject to the terms and conditions contained therein
"Subscription Shares"	4,800,000,000 new Shares to be subscribed by Million Good under the Subscription Agreement, representing approximately 52.9% of the issued share capital of the Company as at the date of the Subscription Agreement
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Whitewash Waiver"	a waiver from the obligation on the part of Million Good and its Concert Parties to make a general offer for the Shares under the Takeovers Code pursuant to Note 1 to Notes on dispensations from Rule 26 of the Takeovers Code upon completion of the Subscription Agreement and upon full exercise of the conversion rights attaching to the CEL Convertible Note
"WTO"	World Trade Organisation
"HK$"	Hong Kong dollar(s), the lawful currency in Hong Kong

By Order of the board of
Ananda Wing On Travel (Holdings) Limited
Chan Yeuk Wai
Chairman

By Order of the board of
Million Good Limited
Lien Kait Long
Director

Hong Kong, 8th February, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Million Good and CEL) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to Million Good and CEL) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Million Good and CEL) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Million Good jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group, HIL, CSIL and SWHL) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group, HIL, CSIL and SWHL) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group, HIL, CSIL and SWHL) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CHINA ENTERPRISES LIMITED

By ______________________

Ho Kin Cheong, Kelvin
Secretary

Dated: February 15, 2002